SEC FILE NUMBER: 0-7201
CUSIP NUMBER: 115236

UNITED STATES
Securities and Exchange Commission
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

[ ] Form 10-K [ ] Form 20-F [ X ] Form 11-K [ ] Form 10Q [ ] Form 10-D [ ] Form N-SAR

For the Period Ended: December 31, 2006

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For The Transition Period Ended: ________.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

Brown & Brown, Inc.
220 South Ridgewood Avenue
Daytona Beach, Florida 32114

if the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day of the following prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule b-25(c) has been attached is applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Brown & Brown, Inc. is unable to file its Annual Report on Form 11-K for the fiscal year ended December 31, 2006 relating to the Brown & Brown, Inc. Employees' Savings Plan Trust without unreasonable effort or expense due to unforeseen delays in the preparation of financial statements by management and subsequent review by the Company's auditors.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this information:

Cory T. Walker, Chief Financial Officer (386) 239-7250
(Name) (Telephone number)

(2)   Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s)                          Yes [ X ]  No [  ]

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there?                                 Yes [   ]  No  [ X ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a responsible estimate of the results cannot be made.

BROWN & BROWN, INC.
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

BROWN & BROWN, INC.

/s/ CORY T. WALKER
Date: June 29, 2007	By: ___________________________________
Cory T. Walker
Senior Vice President, Chief Financial Officer and Treasurer